April 24, 2014

Via Edgar

John Reynolds

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Foresight Energy LP

Draft Registration Statement on Form S-1

Filed April 1, 2014

CIK No. 0001540729

Dear Mr. Reynolds:

This letter sets forth Foresight Energy LP’s (the “Partnership”) responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated April 18, 2014 (the “Comment Letter”), regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). The Partnership has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 6 to the Registration Statement (“Amendment No. 6”), which reflects these revisions.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 6. Page and caption references in the text of this letter correspond to pages and captions in Amendment No. 6 unless stated otherwise.

Please note that, effective as of April 15, 2014, the Partnership has changed its legal name from “Foresight Energy Partners LP” to “Foresight Energy LP.”

Risk Factors, page 23

Restrictions in the agreements…, page 37

1.	Please revise to disclose whether the $50 million referenced on page 38 is a quarterly or annual limit.

Response: The Partnership advises the Staff that the $50 million is an aggregate basket that can be used in any quarter until total distributions since the date of the Qualified MLP IPO under such basket have reached $50 million. The disclosure has been revised accordingly. Please see pages 38 and 187 of Amendment No. 6.

Capital Expenditures, page 74

2.	We note that the $95.4 million referenced in your response to comment 13 does not agree with $50.4 million disclosed in the prospectus. Please revise to reconcile the apparent inconsistency or advise.

Response: The Partnership advises the Staff that the $50.4 million referenced in the prospectus is the correct figure for the forecast period ending March 31, 2015. The $95.4 million referenced in the response to comment 13 was in reference to the December 31, 2014 forecast period utilized in Amendment No. 4 to the Registration Statement.

3.	We note your revised disclosure and response to comments 14 and 15 of our letter dated March 17, 2014. It is still unclear how you distinguish between maintenance and expansion. For example, the phrase “to the extent such expenditures are made to maintain our long-term operating capacity or net income” on page 71 does not clarify why a particular mine expansion or acquisition would be deemed maintenance rather than expansion. We also note in “capital expenditures” at bottom of page 70 that you attribute maintenance capital to an additional longwall system at Sugar Camp; whereas your response to comment 13 indicates that expenditures on new systems are considered expansion capital. Please revise to clarify.

Response: The Partnership acknowledges the Staff’s comment and advises that the Registration Statement has been revised on pages 70, 71, 74 and 75 to provide further clarification regarding the classification of a particular capital expenditure as a maintenance capital expenditure rather than an expansion capital expenditure.

4.	Similarly, we note the statement on page 74 that your general partner will determine if an expenditure is made to maintain or increase long-term operating capacity or net income, and that items determined to be made to maintain current operating capacity or net income will be characterized as maintenance capital expenditures, while those that are made to increase long-term operating capacity or net income will be characterized as expansion capital expenditures. It is still unclear under what circumstances expenditures associated with expanding an existing mine or acquiring new reserves would be determined to be maintenance rather than expansion. Please describe the principal factors the general partner will consider when determining whether such expenses are maintenance or expansion.

Response: Please see the Partnership’s response to comment 3 above.

5.	Please revise to add your response to comment 13 to this section and provide additional explanation where appropriate of how expansion capital expenditure funding by Foresight Reserves followed by purchase of expansion projects by the Partnership will impact you.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 76 of Amendment No. 6.

Liquidity and Capital Resources, page 100

6.	Please revise to provide quantified disclosure where you reference cash flows from operations and access to funding being sufficient “to fund long-term expansion capital expenditures.”

Response: The Partnership acknowledges the Staff’s comment and advises that the Registration Statement has been revised to indicate that any long-term expansion is dependent upon our operating cash flow and our ability to access capital markets and to disclose the range of required capital investment for each additional longwall system. Please see page 100 of Amendment No. 6.

Coal Sales Contracts, page 127

7.	We note your response to prior comment 18. Please provide an analysis showing how you concluded that the loss of customers A or B would not have a material adverse effect on the partnership.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 127 of Amendment No. 6.

Management, page 156

8.	We note your response to prior comment 20. The disclosure required by Item 401(e) should be provided in the prospectus. Please revise accordingly.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see pages 157 and 158 of Amendment No. 6.

Certain Relationships…, page 171

9.	Please clarify the relationship between Seneca Industries, you and related parties referenced on page 181. Additionally, it is unclear why you do not include the $375 million distribution to members, as referenced on page 95, in this section.

Response: The Registration Statement has been updated to clarify the relationship between the Partnership and Seneca Industries. Please see page 180 of Amendment No. 6. The Partnership acknowledges the Staff’s comment regarding the $375 million distribution to members and advises that the $375 million member distribution was disclosed on page 182 of Amendment No. 5 and continues to be disclosed on page 182 of Amendment No. 6.

Material U.S. Federal Income Tax Consequences, page 208

10.	Please tell us whether you have considered revising Recent Legislative Developments or similar disclosure to address recent reports that the IRS is reviewing its treatment of publicly traded partnerships.

Response: The Partnership has considered the recent reports and does not believe additional disclosure is necessary. The Partnership understands the IRS review to be a study of the scope of “qualifying income” for purposes of future private letter rulings (or “PLRs”) by the IRS. As stated on page 53 of Amendment No. 6, the Partnership has not requested, and does not plan to request, a PLR from the IRS with respect to its status as a partnership for federal income tax purposes or any other tax matter affecting it. The Partnership expects that Vinson & Elkins L.L.P. will issue an opinion that the Partnership will be treated as a partnership for federal income tax purposes. Accordingly, the Partnership has determined that it does not need a PLR and that the IRS review of qualifying income for purposes of future PLRs is not pertinent to the Partnership.

Other

11.	We are reviewing your response to comment 3 of our letter dated March 17, 2014 and may have further comment.

Response: The Partnership acknowledges that the staff is continuing to review and may have further comment.

12.	We note your response to comment 25 and references to Patton Mining, Mach Mining, Viking Mining and others. With a view to clarifying disclosure, please advise us if you use model contracts, assignments or other arrangements with the several mining entities. Please revise the Summary and Business sections to clarify, if true, that you have no mining employees and conduct substantially all of your mining operations with contract workers. Similarly, the footnote reference on page 13 to “as needed” work should be revised to indicate, if true, that all of the work is conducted by third party employees. And the reference on page 33 to your “work force that is contracted through our operators” should be revised to clarify whether the miners are employed by your subsidiaries or by VIEs. If substantially all mining employees are hired by third party contractors, it is unclear to what extent your own employees supervise operations. Please revise where appropriate to clarify.

Response: The Partnership advises the Staff that the Partnership’s operating subsidiaries have contract mining agreements in place with their respective contract operators, each of which is in substantially the same form. The contract operators are responsible for operating the mines in accordance with the terms of the contract mining agreements and are not supervised by Partnership employees. The Registration Statement has been revised in response to the Staff’s comment. Please see pages 13, 33, 120, 121 and 122 of Amendment No. 6.

[Remainder of page intentionally blank]

The Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request the Staff contact Oscar Martinez, our Chief Financial Officer, at (314) 932-6102 or oscar.martinez@foresight.com with any questions or comments regarding this letter.

Sincerely,

/s/ Michael J. Beyer
Michael J. Beyer Chief Executive Officer and President

cc:	Oscar Martinez (Foresight Energy LP)

Rashda M. Buttar (Foresight Energy LP)

William J. Miller (Cahill Gordon & Reindel LLP)

Kimberly C. Petillo-Décossard (Cahill Gordon & Reindel LLP)